UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

BayCorp. Holdings, Ltd.

(Name of Issuer)

Common Stock $0.01 Par Value

(Title of Class of Securities)

072728108 (CUSIP Number)

6/30/04

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which will alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

CUSIP No. 072728108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Stonor Group Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) NA (b) NA
3.	SEC Use Only
4.	Citizenship or Place of Organization Liberia

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 28,200 6. Shared Voting Power NA 7. Sole Dispositive Power 28,200 8. Shared Dispositive Power NA

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,200
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	NA
11.	Percent of Class Represented by Amount in Row (9) 5.0%
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 072728108

Item 1.	(a)	Name of Issuer: BayCorp. Holdings, Ltd.

	(b)	Address of Issuer’s Principal Executive Offices: 1 New Hampshire Avenue, Suite 125 Portsmouth, New Hampshire 03801

Item 2.	(a)	Name of Person Filing: Stonor Group Limited

	(b)	Address of Principal Business Office or, if none, Residence: Shipston House P.O. Box – 7776 Lyford Cay N.P. Nassau, Bahamas

	(c)	Citizenship Liberia

	(d)	Title of Class of Securities: Common Stock, $0.01 Par Value

	(e)	CUSIP Number: 072728108

Items 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

CUSIP No. 072728108

Item 4.	Ownership.

	(a)	Amount beneficially owned: 28,200

	(b)	Percent of class: 5.0

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote 28,200

		(ii)	Shared power to vote or to direct the vote: Not Applicable

		(iii)	Sole power to dispose or to direct the disposition of: 28,200

		(iv)	Shared power to dispose or to direct the disposition of: Not Applicable

Item 5.	Ownership of Five Percent or Less of a Class: Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company: Not Applicable

Item 8.	Identification and Classification of Members of the Group: Not Applicable

Item 9.	Notice of Dissolution of Group: Not Applicable

Item 10.

Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 21, 2005
Date

/s/ L. Frank Chopin
Signature

L. Frank Chopin, Power of Attorney (Attorney in fact)
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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